Mail Stop 4561

June 21, 2007

James L. Pate III
Chief Financial Officer
Coastal Banking Company, Inc.
36 Sea Island Parkway
Beaufort, South Carolina 29907

> **RE:     Coastal Banking Company, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-28333**

Dear Mr. Pate,

We have reviewed your response dated June 19, 2007 and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

1.     Please refer to comment 2 in our June 6, 2007 letter. Please tell us where the gains and related cash flows from originating and selling loans are presented in the statement of cash flows.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comment.

Sincerely,


Paul Cline
Senior Accountant